EXHIBIT 99.1

Costamare Inc. Reports Results for the First Quarter Ended March 31, 2020

MONACO, April 28, 2020 (GLOBE NEWSWIRE) -- Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the first quarter ended March 31, 2020 (“Q1 2020”).

  Net Income of $32.8 million or $0.21 per share in Q1 2020.

  Adjusted Net Income available to common stockholders(1) of $32.6 million or $0.27 per share in Q1 2020.

  Voyage Revenues of $121.4 million.

  Liquidity of $268.4 million as of end Q1 2020 (including our share of cash amounting to $31.0 million held in subsidiaries co-owned with York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, “York”)).

  No material balloon payments in 2020(2).

  Chartered in total 12 vessels over the quarter.

  Declared dividend of $0.10 per share on its common stock and dividends on all four classes of its preferred stock.

  Initiated a Preferred Shares buyback program for an amount of up to $15.0 million.

  Arranged financing agreements for an aggregate amount of $165.0 million. More specifically:

º Signed a loan facility agreement with a European financial institution for an amount of up to $65.0 million in order to refinance the existing indebtedness of one 11,010 TEU capacity containership (co-owned under our joint venture with York) and for general corporate purposes.

º Signed a loan facility agreement with a European financial institution for an amount of up to $30.0 million in order to partially finance the acquisition cost of four 4,258 TEU capacity containerships.

º Signed a loan facility agreement with a European financial institution for an amount of up to $70.0 million in order to refinance two existing loan facilities originally maturing in 2021.

(1) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.
(2) Balloon payment of $12.0 million payable in December 2020 for two 7,403 TEU containerships with a total lightweight of about 69,000 tons.

New Business Developments

A.  New charter agreements

º The Company has chartered in total 12 vessels over the quarter. More specifically, the Company agreed to:

I.  Vessels above 5,500 TEU capacity (Post – Panamax)

- Extend the charter of the 2017-built, 11,010 TEU containership Cape Artemisio with Hapag Lloyd for a period of 34 to 38 months at charterers’ option, starting from May 12, 2020 at a daily rate of $38,750 (net). Previous daily rate was $32,500 (net).

- Extend the charter of the 2017-built, 11,010 TEU containership Cape Tainaro with ZIM for a period of 11 to 13 months at charterers’ option, starting from April 13, 2020 at a daily rate of $38,000. Previous daily rate was $39,500.

- Extend the charter of the 2017-built, 11,010 TEU containership Cape Sounio with ZIM for a period of 11 to 13 months at charterers’ option, starting from April 15, 2020 at a daily rate of $38,000. Previous daily rate was $33,500.

- Extend the charter of the 2006-built, 9,469 TEU containership Cosco Guangzhou with COSCO for a period of 3 to 6 months at charterers’ option, starting from May 15, 2020 at an undisclosed daily rate.

- Extend the charter of the 2006-built, 9,469 TEU containership Cosco Ningbo with COSCO for a period of 3 to 6 months at charterers’ option, starting from May 15, 2020 at an undisclosed daily rate.

- Charter the 2010-built, 8,531 TEU containership Navarino with MSC for a period of 12 to 14 months at charterers’ option, starting from March 16, 2020 at a daily rate of $23,000. Previous daily rate was $21,900.

- Extend the charter of the 1997-built, 7,400 TEU containership Maersk Kawasaki with Maersk for a period starting from March 30, 2020 and expiring at charterers’ option during the period from June 1, 2020 to June 10, 2020, at a daily rate of $24,750. Previous daily rate was $17,050.

- Charter the 2000-built, 6,648 TEU containership York with Maersk starting from March 29, 2020 and expiring at charterers’ option during the period from May 15, 2020 to June 30, 2020, at a daily rate of $21,500. Previous daily rate was $11,450.

II.  Vessels below 5,500 TEU capacity

- Charter the 2010-built, 4,258 TEU containership Volans with Maersk starting from March 7, 2020 and expiring at charterers’ option during the period from May 7, 2020 to November 15, 2020, at a daily rate of $12,000. Previous daily rate was $13,250.

- Charter the 2005-built, 2,556 TEU containership Etoile for a period of 5.5 to 11 months, at an undisclosed daily rate.

- Extend the charter of the 2000-built, 2,474 TEU containership Areopolis with Yang Ming for a period of 2 to 4 months at charterers’ option, starting from March 6, 2020, at a daily rate of $9,100. Previous daily rate was $8,800.

- Extend the charter of the 2001-built, 1,550 TEU containership Arkadia with Evergreen for a period of 5 to 7 months at charterers’ option, starting from April 28, 2020 at a daily rate of $8,650. Previous daily rate was $9,450.

B.  Vessel Disposal

º In January 2020, we concluded the sale of the 2000-built, 1,645 TEU containership Neapolis.

C.  New Financing Agreements

º In February 2020, we entered into a financing agreement with a European financial institution for the four 4,258 TEU capacity sister containerships (2010-built Vulpecula, 2010-built Volans, 2009-built Vela and 2009-built JPO Virgo) for a total financing amount of $30 million. The loan facility will be repayable over four years.

º In February 2020, we entered into a loan agreement with a European financial institution for an amount of $65 million. The loan proceeds have been used for the refinancing of the existing indebtedness of the 2016-built, 11,010 TEU containership Cape Akritas (co-owned under our joint venture with York) and for general corporate purposes. The new facility will be repayable over five years.

º In April 2020, we signed a loan facility agreement with a European financial institution for an amount of up to $70.0 million, in order to refinance two facilities originally maturing in 2021 (balloon payments of $54.3 million). The refinancing is expected to be completed in May 2020 and the new facility will mature in 2025.

D.  Dividend announcements

º On April 1, 2020, we declared a dividend for the quarter ended March 31, 2020, of $0.10 per share on our common stock, payable on May 7, 2020, to stockholders of record of common stock as of April 21, 2020.

º On April 1, 2020, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock, a dividend of $0.546875 per share on our Series D Preferred Stock and a dividend of $0.554688 per share on our Series E Preferred Stock, which were all paid on April 15, 2020 to holders of record as of April 14, 2020.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“COVID-19 presents the largest shock in the global economy since the 2008-2009 crisis. The supply of containerized goods has experienced a rare episode of disruption and the industry must now contend with the consequences of reduced demand.

Determining the timing and shape of the recovery is a challenge, yet it is worth noting that the protective measures adopted across the world are intended to be temporary, and we believe that the restrictions enforced are also creating a deferred built-in demand.

In this environment the safety of our vessels’ crews as well as of our onshore employees remains our top priority. We have taken steps in order to protect our employees as well as to ensure uninterrupted service to our clients.

For the first quarter the Company delivered profitable results. We have contracted revenues of $2.1 billion, continued access to commercial bank debt, a smooth debt repayment schedule and minimal cap ex requirements.

During the quarter we chartered in total 12 ships, including three 11,000 TEU vessels, which were chartered for periods ranging from one to three years.

Finally, we recently declared our 38th dividend since going public.

As has always been the case, but especially during today’s unprecedented times, our top priority is to cover our downside; building upon that, we will continue to monitor the market and assess new initiatives in order to bolster our balance sheet and liquidity position, while at the same time evaluating new opportunities in a volatile market environment.”

COVID-19 Update

The outbreak of the COVID-19 virus has had a negative effect on the global economy and has adversely impacted the international container shipping industry. The situation is rapidly evolving and, as such, it is difficult to predict the ultimate severity and long-term impact of the pandemic on the industry and Costamare at this time. For a detailed discussion of the impact of COVID-19 on our operations and financial performance, the Company response and an update of the relevant risk factor in the Company’s most recent Annual Report on Form 20-F (File No. 001-34934), please see Exhibit 99.2.

Financial Summary

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2019	2020

Voyage revenue	$112,974	$121,404
Accrued charter revenue (1)	$(1,849)	$696
Amortization of time-charter assumed	$47	$48
Voyage revenue adjusted on a cash basis (2)	$111,172	$122,148

Adjusted Net Income available to common stockholders (3)	$13,580	$32,560
Weighted Average number of shares	113,035,525	119,535,940
Adjusted Earnings per share (3)	$0.12	$0.27

Net Income / (Loss)	$(1,654)	$32,776
Net Income / (Loss) available to common stockholders	$(9,297)	$25,624
Weighted Average number of shares	113,035,525	119,535,940
Earnings / (Losses) per share	$(0.08)	$0.21

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” in Exhibit 99.2.
(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods ended March 31, 2020 and 2019. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Exhibit I
Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2019	2020

Net Income / (Loss)	$(1,654)	$32,776
Earnings allocated to Preferred Stock	(7,643)	(7,693)
Gain on retirement of Preferred Stock	-	541
Net Income / (Loss) available to common stockholders	(9,297)	25,624
Accrued charter revenue	(1,849)	696
General and administrative expenses – non-cash component	778	676
Amortization of prepaid lease rentals, net	2,009	-
Amortization of Time charter assumed	47	48
Realized (Gain) / Loss on Euro/USD forward contracts (1)	96	(24)
(Gain) / Loss on sale / disposal of vessels	18,420	(10)
Loss on vessel held for sale	-	232
Vessels’ impairment loss	3,042	3,071
Loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	334	2,247
Adjusted Net Income available to common stockholders	$13,580	$32,560
Adjusted Earnings per Share	$0.12	$0.27
Weighted average number of shares	113,035,525	119,535,940

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and gain on retirement of preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized (gain)/loss on Euro/USD forward contracts, vessels’ impairment loss, (gain)/loss on sale / disposal of vessels, loss on vessel held for sale, non-cash general and administrative expenses and non-cash other items, amortization of prepaid lease rentals, net, amortization of Time charter assumed and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.